CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated December 22, 2011 with respect to the financial statements and financial highlights of ACAP Strategic Fund for the year ended October 31, 2011 which are contained in the Prospectus and Statement of Additional Information contained in this Registration Statement.  We consent to the use of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions "Financial Statements" and "Independent Registered Public Accounting Firm."

/s/ Grant Thornton LLP
Grant Thornton LLP

New York, New York
February 27, 2012